CHINA ENERGY CORPORATION

6130 Elton Avenue, Las Vegas, Nevada 89107 Tel: 1-702- 216-0472

January 22, 2007

Securities and Exchange Commission Judiciary Plaza 450 Fifth Street, N.W. Washington, D.C. 20549 Attention: Jennifer Hardy

Dear Ms. Hardy:

Re:	China Energy Corporation (the "Company")
Age of Financial Statements
Commission File No. 333-128608

We refer to our letter to you of January 19, 2007 wherein we requested that the Registration Statement on Form SB-2 - Amendment No. 6 filed on January 18, 2007 be declared effective.

With respect to our request, we acknowledge that pursuant to Regulation SB Section 310 (g)(2), the effective date of the Registration Statement falls after 45 days but within 90 days of the end of the fiscal year end of November 30, 2006. Therefore the Company is not required to provide audited financial statements for such year end based on the following representations made by the Company:

-	For the most recent fiscal year end of November 30, 2006 for which audited financial statements are not yet available, the Company reasonably and in good faith expects to report income from continuing operations before taxes; and

-	For at least one of the two fiscal years immediately preceding the most recent fiscal year the Company reported income from continuing operations before taxes

Yours truly, China Energy Corporation /s/ "WenXiang Ding" WenXiang Ding President